September 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Donna Di Silvio
Bill Thompson

Re:	WAGEWORKS, INC.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed May 30, 2019
Form 8-K filed June 28, 2019
Response dated August 27, 2019

File No. 001-35232

Dear Ms. Di Silvio and Mr. Thompson:

WageWorks, Inc. (the “Company”) submits this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 3, 2019 relating to the Company’s Form 10-K for its fiscal year ended December 31, 2018 and the Company’s Form 8-K filed on June 28, 2019. Please note that on August 30, 2019, the Company merged with Pacific Merger Sub Inc. and became a wholly owned subsidiary of HealthEquity, Inc. (“HealthEquity”). On September 10, 2019, HealthEquity filed a Form 15 with the Commission on behalf of the Company, terminating the reporting obligations of the Company.

To facilitate your review, we have reproduced below the Staff’s comment in bold italics followed by the Company’s response to the comment.

Form 8-K filed June 28, 2019

Exhibits

1.                                      We note your response to comment 5. Your proposed disclosure does not address that portion of our comment requesting you provide a discussion of the limitations of the non-GAAP measures such as the fact that while amortization expense related to acquired intangibles is being excluded, the revenue generated from those assets is not. Please ensure your disclosure in future filings also includes this specific disclosure or advise us of your basis for omitting this clarification.

The Company acknowledges the Staff’s comment and, to the extent it is required to make public disclosure in the future, its disclosure regarding non-GAAP financial measures in future filings will also include this specific disclosure.

1100 Park Place, 4th Floor, San Mateo, CA 94403 | www.wageworks.com

In addition, the undersigned in his role as Executive Vice President and Chief Financial Officer of HealthEquity, also acknowledges the Staff’s comment on behalf of HealthEquity. In its discussion of non-GAAP financial measures, HealthEquity will similarly include disclosure regarding the limitations of non-GAAP financial measures, including the above disclosure regarding amortization expense and revenue related to acquired intangibles to the extent relevant.

* * * * *

Please direct any questions or comments to Darcy Mott at (801) 727-1016 or dmott@healthequity.com, or Michael Newton at (801) 727-6806 or mnewton@healthequity.com.

Very truly yours,

WAGEWORKS, INC.

/s/ Darcy Mott
Darcy Mott
EVP, CFO

cc:           Jeffrey Hochman, Willkie Farr & Gallagher LLP